Chevron Corporation (CVX)
Shareholder Proposal No. 9 regarding an Independent Chair Policy

Dear Chevron shareholders,

Zevin Asset Management, LLC, a registered investment advisor, seeks your support1 for Proposal No. 9 on the Chevron Corporation (“Chevron” or “the Company”) 2017 proxy ballot.

Synopsis & Rationale

1.	A formal policy requiring the board to have, whenever possible, an Independent Chair is a commonsense corporate governance reform that will benefit the Company and all shareholders.

2.
A “Lead Director” is not a substitute for an Independent Chair and will not provide the rigorous, empowered oversight that Chevron’s management needs in the face of energy market challenges, climate change & environmental risk, and a range of concerns around the globe.

3.
Chevron shareholders need the good-governance protections and oversight afforded by an Independent Chair; and the Company’s argument against the proposal cites no meaningful evidence of potential harm to shareholders from adopting the requested policy.

4.	The proposed policy would be flexible, phased in, and in effect when possible considering constraints detailed in the proposal.

5.	In 2015, this proposal won the support of nearly 22% of shares voted, representing over $28 billion in shareholder value.

Therefore, Please Vote “FOR” Proposal #9 regarding an Independent Chair Policy.

I. Summary of Resolution & Case for Voting “FOR”

Our proposal would enable better oversight and guidance from our board in the form of a truly Independent Chair. The resolved clause states:

The shareholders request the Board of Directors to adopt as policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors, whenever possible, to be an independent member of the Board. This policy would be phased in for the next CEO transition. If the Board determines that a Chair who was independent when selected is no longer independent, the Board shall select a new Chair who satisfies the requirements of the policy within a reasonable amount of time. Compliance with this policy is waived if no independent director is available and willing to serve as Chair.

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1 This communication is an exempt proxy solicitation submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues. This is not a solicitation of authority to vote your proxy and Zevin Asset Management, LLC will not accept proxies if sent. Zevin Asset Management, LLC urges shareholders to vote for the proposals discussed in this communication following the instructions provided on the management’s proxy mailing. The cost of this communication is being borne entirely by Zevin Asset Management, LLC.

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Zevin Asset Management, LLC
Shareholder Proposal No. 9 at Chevron (2017)

The status quo arrangement at Chevron — a combined Chair-CEO role — decreases management accountability and puts performance at risk:

•
Combining the roles of CEO and Chair may hinder our board's ability to monitor our CEO's performance. And, according to the respected research firm Glass Lewis, “combining the positions of Chairman and CEO may hinder a board’s ability to dismiss an ineffective CEO.” This is an obstacle to one of the board’s key responsibilities, which is to “to select a chief executive who can best serve the Company and its shareholders and to replace this person when his or her duties have not been appropriately fulfilled.”[2]

•
A 2012 study by GMI ratings found that companies that combine the role of CEO and Chair are more likely to pay their CEO significantly more than firms where the roles are separated. Those companies are also more likely to undergo other governance and management failures. [3]

Chevron and its investors stand to benefit from adopting an Independent Chair policy:

•
Many companies already have an Independent Chair. The separation of the CEO and Chair roles is the prevailing practice in the United Kingdom and many international markets, where companies are already realizing the benefits of the practice.

•	The GMI study cited above stated that “five-year shareholder returns are nearly 28 percent higher at companies with a separate CEO and chair.”[4]
•
A longitudinal study suggested that firms with separate Chair and CEO roles outperform companies that combine the roles.[5] And a 2009 study by the Millstein Center for Corporate Governance and Performance at Yale School of Management stated “[t]he independent chair curbs conflicts of interest, promotes oversight of risk, manages the relationship between the board and CEO, serves as a conduit for regular communication with shareowners, and is a logical next step in the development of an independent board.”[6]

There are several ways in which adopting an Independent Chair role contributes to the above benefits. A truly Independent Chair would eliminate the inherent conflict of interest that occurs when CEO’s are entrusted with overseeing themselves. In contrast, the requested policy change would ensure independent board leadership on behalf of all shareholders. An Independent Chair at Chevron would also better empower the board and ensure that the body is not dominated by executive management. Considering these benefits, it is not surprising that the practice of separating the roles of CEO and Chair is becoming more popular.7

An Independent Chair policy is especially needed in the oil and gas sector and at Chevron Corporation. The Company’s core fossil fuel business is challenged by the risks of climate change — a massive phenomenon which is already manifesting and set to worsen in the long run. There is evidence that Chevron and the other oil majors have not adequately tended to the risks of climate change, climate-related regulation, long-term energy price changes, and the growing uncertainty of oil investments. Over the last several years, this has led to declining profit margins, increased debt, and declining cash reserves.8 Recent disclosures indicate that Chevron is attempting to improve profitability by reducing capital and exploration spending. However, investors are justifiably concerned with independent oversight of such efforts and Chevron’s approach to long-term, complex climate and energy market changes.

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2 http://www.glasslewis.com/wp-content/uploads/2016/03/2016-In-Depth-Report-INDEPENDENT-BOARD-CHAIRMAN.pdf
3 http://www.bradreese.com/blog/10-15-2012.pdf
4 Ibid.
5 http://onlinelibrary.wiley.com/doi/10.1002/smj.4250120206/abstract
6 http://web.law.columbia.edu/sites/default/files/microsites/millstein-center/2009%2003%2030%20Chairing%20The%20Board%20final.pdf
7 https://www.spencerstuart.com/~/media/pdf%20files/research%20and%20insight%20pdfs/ssbi-2015_110215-web.pdf?la=en
8 http://www.asyousow.org/ays_report/unconventional-risks-the-growing-uncertainty-of-oil-investments/

Zevin Asset Management, LLC
 Shareholder Proposal No. 9 at Chevron (2017)

Chevron needs an empowered and independent check on management to ensure that the Company properly tends to the physical and regulatory risks of climate change. An Independent Chair would help ensure that Chevron is not managing for short-term, quarter-to-quarter gains at the expense of long-term shareholder value. A strong Chair leading a similarly robust board would ideally be informed about Chevron’s business, well versed on long-term risks, and above the day-to-day demands of management in order to provide objective advice and to challenge management’s strategy. An Independent Chair, not a combined CEO-Chair, is the only person who would meet all of those criteria and lead such a board. In short, an Independent Chair is uniquely needed to focus on the long-term macro risks facing Chevron.

Legal and environmental risks facing Chevron also illustrate the importance of more independent oversight. Proponents are concerned that Chevron’s management has materially mishandled legal matters brought against the Company by communities in Ecuador — in ways that increased liabilities for the Company, currently amounting to more than $9 billion.  Moreover, proponents are concerned about the adequacy of the Company’s disclosure of those risks to shareholders.  Finally, proponents are deeply troubled that the Company has evidently sought to intimidate longstanding shareholders who questioned the Company’s approach to these issues.

In response to the above issues and as a protection for shareholders, investors are seeking the proposed policy change.

II. Risks Surrounding the Ecuador Judgment

Inadequate board oversight has evidently led management to mishandle a number of issues in ways that increase both risk and costs to shareholders. The most pressing of these issues is the ongoing legal effort by communities in Ecuador to enforce a $9.5 billion judgment against Chevron for oil pollution.

When Chevron acquired Texaco in 2001, it acquired significant legal, financial, and reputational liabilities stemming from oil pollution of the water and lands of communities in the Ecuadorian Amazon. For 20 years, the affected communities brought suit against Texaco (and later Chevron). In November 2013, the Ecuadorian National Court confirmed a $9.5 billion judgment against Chevron.

The Ecuadorian plaintiffs have initiated legal actions to seize Chevron assets in Argentina, Brazil, and Canada. In January 2017, the Ontario Superior Court of Justice ruled that the case may proceed to trial that is expected to take place later this year. Although the judge did shield Chevron Canada’s assets from seizure, that part of the ruling may be overturned upon appeal. The judgment represents more than 73% of the value of Chevron’s total assets in Canada.

Although the Company has engaged in various legal efforts to try to negate the Ecuador judgment, the proliferation of circumstances and locations where the Ecuador judgment may be enforced increases the likelihood of a large eventual loss as a result of the case.

Moreover, instead of negotiating an expedient, fair, and comprehensive settlement with the affected communities in Ecuador, Chevron management has evidently pursued a costly and risky legal strategy that involved material missteps, such as:

Zevin Asset Management, LLC
 Shareholder Proposal No. 9 at Chevron (2017)

•
Chevron’s strategy of suing the Ecuadorian communities in a RICO suit and forcing the government of Ecuador to participate in an investor treaty arbitration exposes the Company to significant reputational risk. To succeed and grow, Chevron needs to win a steady stream of new projects around the world.  To accomplish this, Chevron must establish legal permission (from a government) and also enjoy a “social license to operate” from local communities. We believe the proceedings harm Chevron’s reputation with governments and local communities and threatens the Company’s opportunity for new business.

•
Management has resisted shareholder requests for heightened transparency and accountability. In May 2011, Chevron shareholders — representing $156 billion of assets under management — in a letter called upon the Company “to fully disclose to shareholders the risks to its operations and business from the potential enforcement of the Aguinda verdict” and to “reevaluate whether endless litigation in the Aguinda case is the best strategy for the Company and its shareholders...” The Company has essentially been unresponsive, so, in addition, shareholders have submitted requests to the Securities and Exchange Commission to review whether Chevron has appropriately disclosed to shareholders the scope and magnitude of the financial and operational risk that arises from the Ecuadorian judgment.

•
Shareholders who sought to understand and to question management’s thinking around these topics were issued subpoenas in 2012.  As part of pursuing this questionable anti-shareholder strategy, the Company also filed a frivolous ethics complaint against the Comptroller of the State of New York, Thomas DiNapoli.

III. Support for Good Governance at Chevron

In recent years, a significant percentage of Chevron’s shareholders supported resolutions that called for good-governance reforms. In addition to this proposal, shareholders have submitted proposals that request (a) the appointment of a director with expertise in environmental liability, and (b) lowering the ownership threshold for shareholders to call a special meeting. All of these good-governance resolutions have routinely won the support of a substantial portion of Chevron’s shareholder base.

Therefore, shareholders are urged to vote “FOR” Proposal No. 9 following the instructions provided on the Company’s proxy mailing.

For questions regarding Chevron Corporation Proposal No. 9 regarding an Independent Chair Policy, please contact Pat Miguel Tomaino, Zevin Asset Management, 617.742.6666, pat@zevin.com.